Exhibit 1

Safe Bulkers, Inc. Reports Second Quarter and First Half 2012 Results and Declares Quarterly Dividend

Athens, Greece – August 6, 2012 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three- and six-months periods ended June 30, 2012. The Company’s Board of Directors also declared a quarterly dividend of $0.15 per share for the second quarter of 2012.

Summary of Second Quarter 2012 Results

•

Net revenue for the second quarter of 2012 increased by 14% to $47.0 million from $41.2 million during the same period in 2011.

•

Net income for the second quarter of 2012 increased by 13% to $21.5 million from $19.1 million during the same period in 2011. Adjusted net income1 for the second quarter of 2012 decreased by 7% to $23.7 million from $25.5 million, during the same period in 2011.

•

EBITDA2 for the second quarter of 2012 increased by 24% to $31.6 million from $25.5 million during the same period in 2011. Adjusted EBITDA1 for the second quarter of 2012 increased by 6% to $33.7 million from $31.9 million during the same period in 2011.

•

Earnings per share (“EPS”) and Adjusted EPS1 for the second quarter of 2012 was $0.28 and $0.31 respectively, calculated on a weighted average number of shares of 76,653,848, compared to $0.27 and $0.36, respectively, for the same period in 2011, calculated on a weighted average number of shares of 70,116,022.

•

The Company’s Board of Directors declared a dividend of $0.15 per share for the second quarter of 2012.

1Adjusted net income, Adjusted EPS and Adjusted EBITDA represent Net Income, EPS and EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency respectively.  See Table 1.

2 EBITDA represents net income plus interest expense, tax, depreciation and amortization. See Table 1.

Summary of Six Months Ended June 30, 2012 Results

•

Net revenue for the first six months of 2012 increased by 9.1% to $91.1 million from $83.5 million during the same period in 2011.

•

Net income for the first six months of 2012 decreased by 6.9% to $43.2 million from $46.4 million during the same period in 2011. Adjusted net income for the first six months of 2012 decreased by 12% to $46.5 million from $52.9 million during the same period in 2011.

•

EBITDA for the first six months of 2012 increased by 4% to $62.3 million from $59.9 million during the same period in 2011. Adjusted EBITDA for the first six months of 2012 decreased by 1% to $65.6 million from $66.4 million during the same period in 2011.

•

EPS and Adjusted EPS for the first six months of 2012 was $0.58 and 0.63, respectively, calculated on a weighted average number of shares of 74,261,399, compared to $0.68 and $0.78 for the same period in 2011, calculated on a weighted average number of shares of 68,010,508.

Fleet and Employment Profile

As of July 31, 2012, the Company’s current fleet was comprised of 21 drybulk vessels with an average age of 4.2 years and the Company had contracted to acquire eight newbuild drybulk vessels with deliveries scheduled at various times through 2014.

In May 2012, we took delivery of the vessel Pedhoulas Builder, an 81,600 dwt newbuild Kamsarmax-class vessel.

Set out below is a table showing the Company’s current fleet and contracted newbuild vessels and their contracted employment.

Vessel Name	DWT	Year Built (1)	Country of construction	Charter Rate (2) USD/day	Charter Duration (3)
Current Fleet
Panamax
Maria	76,000	2003	Japan	20,250	Apr 2011 – Apr 2014
Vassos	76,000	2004	Japan	29,000	Nov 2008 – Oct 2013
Katerina	76,000	2004	Japan	20,000	Feb 2011 – Feb 2014
Maritsa	76,000	2005	Japan	28,069	Mar 2010 – Mar 2015
Efrossini	75,000	2012	Japan	15,700	Jul 2012 – Oct 2012

Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	18,350	Aug 2011 – Aug 2013
Pedhoulas Trader	82,300	2006	Japan	41,850 BPI + 6.5%(4)	Aug 2008 – Jul 2013 Aug 2013 – Jul 2015
Pedhoulas Leader	82,300	2007	Japan	13,250	Jun 2012 – May 2014
Pedhoulas Builder	81,600	2012	China	11,300	Jun 2012 – Aug 2012

Post-Panamax
Stalo	87,000	2006	Japan	34,160	Mar 2010 – Feb 2015
Marina	87,000	2006	Japan	41,557	Dec 2008 – Dec 2013
Sophia	87,000	2007	Japan	34,720	Oct 2008 – Sep 2013
Eleni	87,000	2008	Japan	41,738	Apr 2010 – Mar 2015
Martine	87,000	2009	Japan	40,500	Feb 2009 – Feb 2014
Andreas K	92,000	2009	South Korea	7,250	Jul 2012 – Aug 2012
Panayiota K	92,000	2010	South Korea	15,750	Jul 2012 – Oct 2012
Venus Heritage	95,800	2010	Japan	12,250	Mar 2012 – Oct 2012
Venus History	95,800	2011	Japan	11,000	Jul 2012 – Sep 2012
Venus Horizon	95,800	2012	Japan	10,000	Jul 2012 – Aug 2012

Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Jan 2012 – Dec 2021
Subtotal	1,968,000

Newbuilds
Panamax
Hull No. 814	75,000	2H 2013	Japan
Hull No. 1659	76,600	2H 2013	Japan
Hull No. 1660	76,600	1H 2014	Japan

Kamsarmax
Hull No. 617	82,000	2H 2012	China
Hull No. 631	82,000	2H 2012	China	(BPI + 4%) -1,000 (5)	Aug 2012 – Jul 2013

Post-Panamax
Hull No. 2396	84,000	2H 2014	Japan
Hull No. 2397	84,000	2H 2014	Japan

Capesize
Hull No. 131	180,000	2H 2012	China	24,810	Dec 2012 – Dec 2022
Subtotal	740,200
Total	2,708,200

1)

For newbuilds, the date shown reflect the expected delivery date.

2)

Charter rate represents the recognized gross daily charter rate. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross charter rate over the duration of the applicable charter period or series of charter periods, as applicable.

3)

The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of July 31, 2012, scheduled start dates.  Actual start dates and redelivery dates may differ from the scheduled start and redelivery dates depending on the terms of the charter and market conditions.

4)

A period time charter with a forward delivery date in August of 2013 for a duration of 23 to 25 months, at a gross daily charter rate linked to the Baltic Panamax Index (“BPI”) plus a premium of 6.5%.

5)

A period time charter with a forward delivery date in August of 2012 for a duration of 10 to 12 months, at a gross daily charter rate linked to the BPI plus a premium of 4%. Net daily charter rate payable will be reduced by an amount of $1,000.

The Company’s charter coverage3 for the following periods, based on the Company’s best estimates as of July 31, 2012, was:

2012 (remaining) ……………….....76%

2012 (full year) ……………………89%

2013 …..…………………………...59%

                                      2014

…..…………………………..30%

3 Charter coverage is determined, for the referenced period, by dividing the total number of contracted days by the total number of ownership days for existing vessels and for newbuild vessels upon their delivery to us.

Capital Expenditure Requirements and Liquidity as of July 31, 2012

As of July 31, 2012, the remaining capital expenditure requirements for amounts due to shipyards or sellers of newbuilds, net of commissions, for the delivery of the Company’s eight newbuilds amounted to $186.6 million, of which $48.2 million was scheduled to be paid in 2012, $59.6 million in 2013 and $78.8 million in 2014.

As of July 31, 2012, the Company had $11.3 million in cash and short-term time deposits, $5.4 million in long-term restricted cash, and estimated aggregate borrowing capacity of $224.1 million, consisting of $72.0 million in undrawn or committed loan facilities, $112.1 million available under existing revolving credit facilities and $40.0 million undrawn availability against the Company’s $50.0 million floating rate note.

Additionally, the Company utilizes cash flow from operations generated by its contracted period time charters and has the option to borrow additional amounts secured by one or more of its seven debt-free newbuilds, upon their delivery to us.

Dividend Declaration

The Company’s Board of Directors declared a cash dividend on the Company’s common stock of $0.15 per share payable on or about August 31, 2012 to shareholders of record at the close of trading of the Company's common stock on the New York Stock Exchange (the “NYSE”) on August 24, 2012.

The Company has 76,656,279 shares of common stock issued and outstanding as of August 6, 2012.

The Board of Directors of the Company is continuing a policy of paying out a portion of the Company’s free cash flow at a level it considers prudent in light of the current economic and financial environment. The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity, (ii) decisions in relation to the Company’s growth strategies, (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends, (iv) restrictive covenants in the Company’s existing and future debt instruments and (v) global financial conditions. Accordingly, dividends might be reduced or not be paid in the future.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "Charter market conditions are challenging, while bank financing is generally scarce. Our revenues in the current depressed charter market have been supported by agreements entered into during earlier periods.  In this environment, asset prices have dropped significantly offering acquisition opportunities attractive for companies like ours which have managed to avoid financial distress and comply with their debt covenants. Our management team cautiously monitors market conditions.  We believe that having a young and modern fleet, which is expected to reach 29 vessels by 2014, will leave us well-positioned for the next shipping cycle.''

Conference Call

On Tuesday, August 7, 2012 at 9:00 A.M. EDT, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until August 17, 2012 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2012 Results

Net income increased by 13% to $21.5 million for the second quarter of 2012 from $19.1 million for the second quarter of 2011, mainly due to the following factors:

Net revenues: Net revenues increased by 14% to $47.0 million for the second quarter of 2012, compared to $41.2 million for the same period in 2011, mainly due to an increased number of operating days. The Company owned 20.35 vessels on average during the second quarter of 2012, earning a TCE4 rate of $24,168, compared to 16 vessels and a TCE rate of $27,921 during the same period in 2011.

Vessel operating expenses: Vessel operating expenses increased by 29% to $8.4 million for the second quarter of 2012, compared to $6.5 million for the same period in 2011. The increase in operating expenses is mainly attributable to an increase in ownership days by 27.2% to 1,852 days for the second quarter of 2012 from 1,456 days for the same period in 2011. Daily vessel operating expenses increased by 1% to $4,526 for the second quarter of 2012, compared to $4,479 for the same period in 2011.

Depreciation: Depreciation increased to $7.9 million for the second quarter of 2012, compared to $5.6 million for the same period in 2011, as a result of the increase in the average number of vessels owned by the Company during the second quarter of 2012.

Voyage expenses: Voyage expenses increased to $2.3 million for the second quarter of 2012, compared to $0.8 million for the same period in 2011, as a result of increased vessel repositioning expenses.

Interest expense: Interest expense increased by 133% to $2.1 million in the second quarter of 2012 from $0.9 million for the same period in 2011, mainly due to a higher weighted average loan balance and a higher weighted average interest rate.

Loss on derivatives: Loss on derivatives decreased to $ 2.1 million in the second quarter of 2012, compared to a loss of $6.1 million for the same period in 2011 , as a result of changes in

4 Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during the period.

the mark-to-market valuations of the Company’s interest rate swap transactions that the Company’s employs to manage the risk and interest rate exposure of the Company’s loan and credit facilities. These swaps economically hedge the interest rate exposure of the Company’s aggregate loans outstanding. The average remaining period of the Company’s swap contracts is 2.3 years as of June 30, 2012.  The valuation of these interest rate swap transactions at the end of each quarter is affected by the prevailing interest rates at that time.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2011	2012	2011	2012
REVENUES:
Revenues	41,974	47,875	85,019	92,679
Commissions	(788)	(860)	(1,559)	(1,591)
Net revenues	41,186	47,015	83,460	91,088
EXPENSES:
Voyage expenses	(756)	(2,255)	(807)	(3,566)
Vessel operating expenses	(6,521)	(8,383)	(12,266)	(16,480)
Depreciation	(5,645)	(7,898)	(11,227)	(15,219)
General and administrative expenses	(1,954)	(2,469)	(3,892)	(4,802)
Early redelivery income	-	-	101	-
Operating income	26,310	26,010	55,369	51,021

OTHER (EXPENSE) / INCOME:
Interest expense	(926)	(2,071)	(2,642)	(3,896)
Other finance costs	(63)	(219)	(120)	(610)
Interest income	242	272	528	553
Loss on derivatives	(6,145)	(2,127)	(6,151)	(3,368)
Foreign currency (loss)/gain	(222)	10	(391)	-
Amortization and write-off of deferred finance charges	(89)	(332)	(178)	(544)
Net income	19,107	21,543	46,415	43,156
Earnings per share	0.27	0.28	0.68	0.58
Weighted average number of shares	70,116,022	76,653,848	68,010,508	74,261,399

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2011	June 30, 2012
ASSETS
Cash, time deposits	28,121	7,964
Other current assets	9,838	12,865
Vessels, net	655,356	762,311
Advances for vessel acquisition and vessels under construction	122,307	77,721
Restricted cash non-current	5,423	5,423
Long-term investment	50,000	50,000
Other non-current assets	6,226	6,429
Total assets	877,271	922,713

LIABILITIES AND EQUITY
Current portion of long-term debt	18,486	19,196
Other current liabilities	33,187	38,269
Long-term debt, net of current portion	465,805	460,515
Other non-current liabilities	27,951	16,570
Shareholders’ equity	331,842	388,163
Total liabilities and equity	877,271	922,713

Fleet Data 2012

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2011	2012	2011	2012

FLEET DATA
Number of vessels at period’s end	16	21	16	21
Average age of fleet (in years)	4.30	4.14	4.30	4.14
Ownership days (1)	1,456	1,852	2,896	3,570
Available days (2)	1,448	1,852	2,888	3,570
Operating days (3)	1,443	1,825	2,883	3,541
Fleet utilization (4)	99.1%	98.5%	99.6%	99.2%
Average number of vessels in the period (5)	16.00	20.35	16.00	19.62

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$27,921	$ 24,168	$28,619	$ 24,516
Daily vessel operating expenses (7)	$4,479	$ 4,526	$4,235	$ 4,616

_____________

(1)

Ownership days represent the aggregate number of days in a period during which each vessel in the Company’s fleet has been owned by the Company.

(2)

Available days represent the total number of days in a period during which each vessel in the Company’s fleet was in the Company’s possession net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represent the number of the Company’s available days in a period less the aggregate number of days that the Company’s vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of the Company’s operating days during a period by the number of the Company’s ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rates, or TCE rates, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of the Company’s available days during that period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses calculated by dividing vessel operating expenses by ownership days for the relevant period.

TABLE 1

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EPS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2011	2012	2011	2012
Net Income - Adjusted Net Income
Net Income	19,107	21,543	46,415	43,156
Less Gain on Sale of Assets	-	-	-	-
Less Early Redelivery Income	-	-	(101)	-
Plus Loss on Derivatives	6,145	2,127	6,151	3,368
Plus Foreign Currency Loss/(gain)	222	(10)	391	-
Adjusted Net Income	25,474	23,660	52,856	46,524

EBITDA - Adjusted EBITDA
Net Income	19,107	21,543	46,415	43,156
Plus Net Interest Expense	684	1,799	2,114	3,343
Plus Depreciation	5,645	7,898	11,227	15,219
Plus Amortization	89	332	178	544
EBITDA	25,525	31,572	59,934	62,262
Less Gain on Sale of Assets	-	-	-	-
Less Early Redelivery Income	-	-	(101)	-
Plus Loss on Derivatives	6,145	2,127	6,151	3,368
Plus Foreign Currency Loss/(gain)	222	(10)	391	-
ADJUSTED EBITDA	31,892	33,689	66,375	65,630

EPS – Adjusted EPS
Net Income	19,107	21,543	46,415	43,156
Adjusted Net Income	25,474	23,660	52,856	46,524
Weighted average number of shares	70,116,022	76,653,848	68,010,508	74,261,399
EPS	0.27	0.28	0.68	0.58
Adjusted EPS	0.36	0.31	0.78	0.63

EBITDA represents net income before interest, income tax expense, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency. EBITDA and adjusted EBITDA are not recognized measurements under US GAAP. EBITDA and adjusted EBITDA assist the Company’s management and investors by increasing the comparability of the Company’s fundamental performance from period to period and against the fundamental performance of other companies in the Company’s industry that provide EBITDA and adjusted EBITDA information. The Company believes that EBITDA and adjusted EBITDA are useful in evaluating the Company’s operating performance compared to that of other companies in the Company’s industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions and the calculation of adjusted EBITDA generally further eliminates the effects from gain/(loss) on sale of assets, early redelivery income/(cost) and gain/(loss) on derivatives and foreign currency, items which may vary for different companies for reasons unrelated to overall operating performance.

EBITDA, adjusted EBITDA, Adjusted Net Income and Adjusted EPS have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA and adjusted EBITDA should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and adjusted EBITDA are frequently used as measures of operating results and performance, are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”. The Company’s current fleet consists of 21 drybulk vessels, all built post-2003, and the Company has contracted to acquire eight additional drybulk newbuild vessels to be delivered at various times through 2014.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

30-32 Karamanli Avenue

Voula, 166 05

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com